October 17, 2017

United States Securities and Exchange Commission

Division of Corporate Finance	via EDGAR Correspondence

100 F Street NE

Washington, D.C. 20549

Attention:  Sandra Hunter and Kasey Robinson

RE:                          Dakota Real Estate Investment Trust

Withdrawal of POS Amendment to Offering Statement on Form 1-A

SEC File No. 024-10688

Dear Ms. Hunter and Ms. Robinson:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) withdraw the 1-A POS filed with the SEC by Dakota REIT on October 3, 2017.  We are undertaking to submit the amended Offering Statement as a supplement under Rule 253(g)(2).  At this time, no sales or offers have been made under the Offering Statement qualified on September 29, 2017.

Dakota REIT requests that you direct any questions regarding this matter by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,
Dakota Real Estate Trust, Inc.

/s/ George Gaukler

George Gaukler
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317